ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77C

JOHN HANCOCK INVESTMENT TRUST

For John Hancock Sovereign Investors Fund

Shareholder meeting

The Fund held a Special Meeting of Shareholders on April 30, 2014. The following proposal was considered by the shareholders:

Proposal: Approve an Agreement and Plan of Reorganization between John Hancock Sovereign Investors Fund and John Hancock Large Cap Equity Fund.

For	Against	Abstain
14,425,992.5474	1,163,493.8750	1,417,109.2906